Exhibit 21

List of Subsidiaries of the Registrant

Name	State of Incorporation

ACRS Local Communications Inc.	Delaware
C2 Communications Technologies Inc.	Delaware
C2 Investments Inc.	Delaware
I-Link Worldwide LLC	Utah
I-Link Systems Inc.	Utah
Mibridge Inc.	Utah
Vianet Technologies	Israel
Waters Edge Scanning Associates, Inc.	Utah
WebtoTel Inc.	Delaware
CPT-1 Holdings Inc.	Delaware